QWICK MEDIA INC.
(the “Company”)

Management’s Discussion and Analysis of Operations
for the six months ended June 30, 2019

August 29, 2019

INTRODUCTION

In this management’s discussion and analysis (“MD&A”), unless otherwise stated, references to “we”, “us”, “our”, the “Company”, and similar terms, refer to Qwick Media Inc., a Cayman Islands corporation, and include, where applicable, our wholly-owned subsidiary, Qeyos Ad Systems Inc. (“Qeyos”), a British Columbia corporation, and its wholly-owned subsidiary, Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), a company incorporated under the laws of the People’s Republic of China (the “PRC”), through which the majority of our operations are conducted.

This MD&A is a review of our operations, current financial position and outlook and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted. This discussion and analysis is prepared as of August 29, 2019.

FORWARD-LOOKING INFORMATION

This MD&A includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking information” or “forward-looking statements”. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will” or “should”, or their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this annual report. Such risks include, but are not limited to: a renewed downturn in international economic conditions; our reliance on key management; our ability to obtain the financing needed to pursue our plan of operations; any adverse occurrence with respect to the development or marketing of our technology; any adverse occurrence with respect to any of our licensing agreements; our ability to successfully bring products to market; fluctuations in the availability and cost of materials required to produce our products; any adverse occurrence with respect to distribution of our products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond our control. See the section entitled “Risk Factors” for a complete list of risks relating to an investment in our company.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements are based on assumptions that management believes are reasonable, which include, but are not limited to, assumptions with respect to our future growth potential, results of operations, future prospects and opportunities, execution of our business strategy, maintaining a stable workforce, there being no material variations in the current tax and regulatory environments, future levels of indebtedness, and current economic conditions remaining unchanged, readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this annual report. In addition, even if our results are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in the future.

Any forward-looking statements in this MD&A speak only as of the date of such statements, and we do not undertake any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by applicable laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

OVERALL PERFORMANCE

We are engaged in the business of developing interactive proprietary software for digital media applications and integrating it with hardware. We primarily integrate our proprietary touchscreen software products as user interfaces (“UIs”) and customer management systems with flat LCD/LED screens, and computer hardware and related peripherals and enclosures provided by third parties, in the expectation of generating recurring fees under end-user licenses. Our software development business is based in Burnaby, British Columbia, Canada.

Our customer management system (“CMS”) technology can be used to create incremental revenue in the digital out of home (“DOOH”) signage industry. Therefore, our secondary business strategy is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays that we plan to operate in North American advertising markets.

Our touch-screen interactive kiosks and smart displays support mobile software applications (“Apps”) and iPhone/smart phone integration, while enabling users to access relevant information, such as interactive directories, way-finding, promotion incentives, coupons and other instant, on-demand media.

The principal market for our products is North America. Our CMS technology is intended to support mobile Apps and iPhone/smart phone integration, while enabling our clients’ customers to access relevant information and self-service their needs through interactive directories, way-finding, coupons and other instant, on-demand media. We focus our business development on creating opportunities to deploy private channel solutions for large box retailers to empower them to offer private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize.

We incurred increased expenses to fund final development of our proprietary software and deployment of the results of that work on a proof of technology pilot program that was undertaken at various locations of a large U.S. based retailer between August 2012 and April 2014. This pilot program was undertaken in lieu of pursuing other smaller scaled sales opportunities. We expect our revenue will increase and our expenses will decrease while we commence the full scale market release of our product offering into established third party sales distribution channels, using the internet as an alternative to the past costs incurred to employ an internal sales staff. In addition, having reached successful completion of our technology pilot program in the U.S., we must identify new opportunities to enter negotiations for definitive agreements that are expected to enable us to monetize such opportunities for advertisers to utilize our proprietary interactive touch screen technologies in the large retailer arena. While we have taken steps to reduce the size of our internal sales staff, we intend to maintain our current number of programming employees to oversee sales deployment of our completed software products.

In March 2015, our common shares were listed for trading on the Canadian Securities Exchange under the symbol “QMI”.

In April 2015, Qeyos purchased all assets of Safestar Products Company Limited (doing business as “WaterFillz®) including certain intellectual property, such as the trade name “Waterfillz”.

In April 2016, to reduce operating costs, we closed our Wuxi offices and ceased conducting on-going software development operations under our Wuxi subsidiary.  We now maintain outsourcing agreements with two of our former Wuxi employees for software development, who are now independent contractors.

We have completed development of our CMS for use on interactive touch screen hardware. The CMS has been tested and proven to improve the ease of use, presentation, and delivery of a wide variety of client-based information to those within an organization or to a public audience. It can also be combined with high utility self-service kiosks, such as secure mobile phone charging stations. The CMS is now ready to be marketed and distributed to information technology resellers and consumers around the world.

In September 2016, we successfully completed our first major retailer kiosk purchase order for 85 kiosks in which our interactive digital kiosks were installed in 75 London Drugs® retailer locations across Western Canada to support their LD-Extras™ customer loyalty and reward-based marketing programs.  We expect to receive purchase orders from London Drugs® to add additional software and hardware features, as well as point-of-sale capabilities, to these existing kiosks, which will enable the kiosks to do more to enhance their in-store customer shopping experience.

Our sales and marketing focus continues, with respect to apparent opportunities, to work with universities, hotels, and in the hospitality and retail industries.  In 2017, we invested $78,086 in shop equipment ($22,009 in cash; $56,077 in leases) to reduce our costs of inventory by making our own products in-house, as well as making new products.  As a result, early in 2018, we have commenced in-house fabrication for a variety of products, making us a fully integrated company.

As at June 30, 2019, we had a working capital deficiency of $1,738,401 (December 31, 2018 – working capital $1,412,361) and cash of $9,337 (December 31, 2018 – $42,973). We expect to incur further losses in the development of our business, which casts substantial doubt on our ability to continue as a going concern. For additional information with respect to the results of our operations for 2019 as compared to 2018, see the section entitled “Discussion of Operations”.

SELECTED ANNUAL INFORMATION

The following table sets out selected financial information for each of our three most recently completed financial years ended December 31, 2018, 2017 and 2016:

	December 31, 2018	December 31, 2017	December 31, 2016
Total revenue	$154,313	$135,817	$654,916
Net loss	$622,615	$1,103,902	$269,508
Loss per share (basic and diluted)	$0.01	$0.02	$0.00
Total assets	$361,737	$349,096	$383,321
Total non-current financial liabilities	$25,580	$37,833	$ NIL

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial information for the Company for its eight most recent quarters:

	June 30, 2019 ($)	March 31, 2019 ($)	December 31, 2018 ($)	September 30, 2018 ($)
Revenues	28,673	17,585	31,009	57,176
Operating expenses	255,754	235,910	153,576	270,190
Net loss	229,024	218,301	118,596	213,000
Loss per share (basic and diluted)	0.003	0.003	0.002	0.003

	June 30, 2018 ($)	March 31, 2018 ($)	December 31, 2017 ($)	September 30, 2017 ($)
Revenues	22,017	44,111	43,745	24,299
Operating expenses	189,762	189,555	154,222	243,079
Net loss	167,723	123,296	110,455	218,761
Loss per share (basic and diluted)	0.002	0.002	0.002	0.003

DISCUSSION OF OPERATIONS

Three Months Ended June 30, 2019 Compared to the Three Months Ended June 30, 2018 (Unaudited)

The Company generated $26,673 in revenue during the three months ended June 30, 2019 compared to $22,017 during the three months ended June 30, 2018, an increase of $4,656, primarily due to an increase in other revenue from $6,004 in 2018 to $11,051 in 2019.

The Company’s expenses increased from $189,762 during the three months ended June 30, 2018 to $255,754 during the three months ended June 30, 2019, an increase of $65,992. The increase was mainly due to the increase in foreign exchange loss of $68,420 (from a gain of $27,339 in 2018 to a loss of $41,081 in 2019) due to the strengthening  of the Canadian dollar relative to the US dollar in 2019 in conjunction with the Company’s liabilities held mostly in Canadian dollars.

Net loss increased by $61,301 from $167,723 during the three months ended June 30, 2018 to $229,024 during the three months ended June 30, 2019. This increase in net loss was mainly due to an increase in expenses of $65,992; offset by an increase in revenue of $4,656 (both changes of which had been explained in the two preceding paragraphs).

The tables set out under the heading “Additional Disclosure for Venture Issuers without Significant Revenue” set out the components of the Company’s expenses for the six months ended June 30, 2019 and 2018.

Three Months Ended June 30, 2018 Compared to the Three Months Ended June 30, 2017 (Unaudited)

The Company generated $22,017 in revenue during the three months ended June 30, 2018 compared to $48,093 during the three months ended June 30, 2017, a decrease of $26,076, primarily due to a decrease in revenue from the sale of Waterfillz kiosks of $24,511 (from $24,511 in 2017 to $Nil in 2018).

The Company’s expenses decreased from $581,455 during the three months ended June 30, 2017 to $189,762 during the three months ended June 30, 2018, a decrease of $391,693. The decrease was mainly attributable to decreases in:   (i) salaries, wages and benefits of $88,346 (from $185,576 in 2017 to $97,230 in 2018) due to cost-cutting measures; (ii) consulting fees of $252,860 (from $277,409 in 2017 to $24,549 in 2018) due to the decrease of stock-based compensation in 2018 from 2017 resulting from stock options granted in 2017 versus none in 2018; plus (iii) the increase in foreign exchange gains of $44,083 (from a loss of $16,744 in 2017 to a gain of $27,339 in 2018) due to the relative weakening of the Canadian dollar in 2018 in conjunction with the Company’s liabilities held in Canadian dollars.

Net loss decreased by $365,620 from $533,343 during the three months ended June 30, 2017 to $167,723 during the three months ended June 30, 2018. This decrease in net loss was mainly due to a decrease in expenses of $391,693; offset by a decrease in revenue of $26,076 (both changes of which had been explained in the two preceding paragraphs),

Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018 (Unaudited)

The Company generated $44,258 in revenue during the six months ended June 30, 2019 compared to $66,128 during the six months ended June 30, 2018, a decrease of $21,870, primarily due to decreases in sales of interactive kiosks and Waterfillz stations of $41,339 (from $47,025 in 2018 to $5,686 in 2019) offset by an increase in licence revenues of $16,498 (from $4,264 in 2018 to $20,762 in 2019).

The Company’s expenses increased from $379,317 during the six months ended June 30, 2018 to $491,664 during the six months ended June 30, 2019, an increase of $112,347. The increase was mainly due to the increase in foreign exchange loss of $130,873 (from a gain of $58,166 in 2018 to a loss of $72,707 in 2019) due to the strengthening  of the Canadian dollar relative to the US dollar in 2019 in conjunction with the Company’s liabilities held mostly in Canadian dollars.

Net loss increased by $156,306 from $291,019 during the six months ended June 30, 2018 to $447,325 during the six months ended June 30, 2019. This increase in net loss was mainly due to an increase in expenses of $112,347; plus a decrease in revenue of $21,870 (both changes of which had been explained in the two preceding paragraphs).

The Company’s total assets decreased by $10,005 (from $361,737 at December 31, 2018 to $351,732 at June 30, 2019) due primarily to increases in accumulated amortization of $14,911 in 2019; offset by an increase in current assets of $3,941 (from $226,693 at December 31, 2018 to $230,634 at June 30, 2019).

The Company’s total liabilities increased by $403,177 (from $1,664,634 at December 31, 2018 to $2,067,811 at June 30, 2019); mainly due to the increase in amounts due to related parties of $288,557 (from $1,469,663 at December 31, 2018 to $1,758,220 at June 30, 2019); and an increase in accounts payable and accrued liabilities of $40,763 (from $160,181 at December 31, 2018 to $200,944 at June 30, 2019).

Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017 (Unaudited)

The Company generated $66,128 in revenue during the six months June 30, 2018 compared to $67,773 during the six months ended June 30, 2017:  a decrease of $1,645. The reason for the decrease in revenue was mainly due to decreases in (i) sales of charging stations of $3,746 (2018:  $Nil; 2017:  $3,746); (ii) software revenue of $2,580 (2018:  $1,017; 2017:  $3,597); (iii) sales of WaterFillz stations of $7,413 (2018:  $17,098; 2017:  $24,511).  These decreases in revenue were offset by increases in (iv) sales of hardware of $3,625 (2018:  $5,828; 2017:  $2,203); (v) licence revenue of $1,698 (2018: $29,927; 2017:  $28,229); and (v) other revenues of $7,097 (2018:  $7,994; 2017:  $897).

The Company’s expenses decreased from $842,490 during the six months ended June 30, 2017 to $379,317 during the six months ended June 30, 2018:  a decrease of $463,173. The decrease was mainly attributable to decreases in:   (i) salaries, wages and benefits of $122,485 (2018:  $190,856; 2017:  $313,341) due to cost-cutting measures; (ii) consulting fees of $260,265 (2018:  $60,219; 2017:  $320,484) due to the decrease of stock-based compensation in 2018 versus 2017, resulting from stock options granted in 2017 versus none in 2018; plus (iii) the increase in foreign exchange gains of $74,521 (2018:  gain of $58,166; 2017:  loss of $16,355) due to the relative weakening of the Canadian dollar in 2018 in conjunction with the Company’s liabilities held in Canadian dollars.

Net loss decreased by $483,667 from $774,686 during the six months ended June 30, 2017 to $291,019 during the six months ended June 30, 2018. This decrease in net loss was mainly due to a decrease in expenses of $463,173; plus a decrease in revenue of $1,645 (both changes of which had been explained in the two preceding paragraphs); plus a gain on disposition of an automobile of 22,139 in 2018.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any real property interests. The following table sets out the components of the Company’s general and administrative expenses for the six months ended June 30, 2019 and 2018:

	Six months ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
Advertising and promotion	$18,708	$21,079
Amortization	14,911	15,834
Consulting fees	63,277	60,219
Filing fees	11,928	11,578
Foreign exchange loss (gain)	72,707	(58,166)
Interest and bank charges	3,491	3,690
Inventory costs	8,489	31,124
Management fees	–	11,736
Office and administrative	20,041	31,361
Professional fees	38,490	12,770
Rent	41,226	42,881
Salaries, wages and benefits	195,892	190,856
Travel	2,504	4,355
Total expenses	$491,664	$379 ,317

LIQUIDITY AND CAPITAL RESOURCES

The following table sets out the components of the Company’s liquidity and capital resources at June 30, 2019 and December 31, 2018:

	June 30, 2019 $ (Unaudited)	December 31, 2018 $ (Audited)
Cash	9,337	42,973
Working deficit	(1,738,401)	(1,412,361)
Total assets	351,732	361,737
Total liabilities	2,067,811	1,664,634

The Company’s working deficit at June 30, 2019 has increased by $326,040 (from $1,412,361 at December 31, 2018 to $1,738,401 at June 30, 2019); mainly as a result of: (1) the increase in amounts due to related parties of $288,557 (from $1,469,663 at December 31, 2018 to $1,758,220 at June 30, 2019), plus (2) an increase in deferred revenue of $77,115 (from $$Nil at December 31, 2018 to $77,115 at June 30, 2019).

Anticipated Cash Requirements

We anticipate that we will require the following funds to conduct our plan of operations over the next twelve months:

1.	$100,000 in connection with research and development related to our software and manufacturing activities;
2.	$50,000 in connection with costs related to potential business opportunities; and
3.	$400,000 for operating expenses.

As we have not generated significant revenues from our operations to date, we expect we will need to raise additional financing through the issuance of equity or debt or via shareholder loans from our president. We require approximately $550,000 per year to maintain software development operations at their current level and to fund the costs attributed to wages, rents and general and administrative expenses.

Operating Activities

Operating activities used cash of $317,970 during the six months ended June 30, 2019 (2018 – $334,432). This use of cash was primarily from the net loss for the period of $447,325 (2018 – $291,019); offset by the increase in net cash resulting from the changes in operating assets and liabilities during the period of $77,174 (2018 – $60,820).

Investing Activities

During the six months ended June 30, 2019, the Company purchased equipment of $965 (2018 – $1,079).

Financing Activities

During the six months ended June 30, 2019, the Company received funds from loans payable to related parties of $288,557 (2018 – $335,966).

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our annual financial statements for the year ended December 31, 2018, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholders, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2019, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at June 30, 2019 that are not otherwise disclosed elsewhere:

a)	For the six months ended June 30, 2019, the Company paid management fees of $Nil (2018 – $11,736) to companies controlled by officers and directors.
b)
The Company recorded share-based compensation of $25,444 for the six months ended June 30, 2019 (year ended December 31, 2018 – $27,148) as consulting fees and salaries paid to directors and officers and to former directors and officers.

c)
As of June 30, 2019, the Company recorded in accounts payable and accrued liabilities:  (i) $Nil (December 31, 2018 – $14,557) owed to a company controlled by a former director; (ii) $Nil (December 31, 2018 – $19,241) owed to a company controlled by a former officer; and (iii) $Nil (December 31, 2018 – $3,635) owed to a former director of the Company.  The amounts owed are unsecured, non-interest bearing and due on demand.

d)	As of June 30, 2019, $1,414,373 (December 31, 2018 – $1,469,663) had been advanced by the President of the Company. The advances are unsecured, non-interest bearing and due on demand.

e)
As of June 30, 2019 $76,410 (December 31, 2018 – $Nil)  had been advanced by a director of the Company; and $267,436 (December 31, 2018 – $117,280) had been advanced by a party related to the President of the Company.  The advances are unsecured, non-interest bearing and due on demand.

PROPOSED TRANSACTIONS

Other than as set forth below (subsequent events), the Company has no proposed transaction as of the date of this MD&A, but announced on December 18, 2017 that it is considering a range of strategic alternatives available to the Company with a view to enhance shareholder value.  The Company has identified revenue growth opportunities that may require additional capital. Therefore, the strategic consideration may include, among other alternatives, financing, acquisition, merger or other initiatives, or any combination of the foregoing.  In each case, the objective is to establish a well-capitalized entity that can best pursue the future opportunities available to the Company, and that will enhance value for shareholders.

SUBSEQUENT EVENTS

On July 25, 2019 the Company announced its intention to proceed with a consolidation of its issued and outstanding common shares on the basis of one post-consolidation share for every ten pre-consolidated shares.  Subject to shareholder approval by way of an ordinary resolution, after consolidation, the Company will have 7,112,846 post-consolidation shares (71,258,456 pre-consolidation shares). A meeting of the Company’s shareholders has been scheduled for October 29, 2019.

On August 28, 2019 the Company announced the reversal of the Company’s acquisition of SFE Global.  Therefore the consolidated financial statements at June 30, 2019 do not include the records of SFE Global.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

RISK FACTORS

Much of the information included in this annual report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

Our common shares are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing any shares of our company. Our business, operating results and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

We currently do not generate significant revenue from operations and, as a result, we face a high risk of business failure.

We have generated minimal revenues from our planned operations to date. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions, large retail stores and shopping malls, hotels and other locations. This, in turn, requires that we obtain specialized broadcast interactive television (“micro-broadcast”) contracts or concession rights contracts in order to operate our business. In order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate material operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may fail.

Our success will be dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, we completed registration of our Canadian trade name “Qwick Deal” under registration number TMA885273 on September 14, 2014. The U.S. registration of “Qwick Deal” was completed on January 20, 2015 under registration number 4,673,680. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our plan to implement an interactive digital media micro-broadcast network and other advertising media dedicated to the digital out-of-home (“DOOH”) advertising sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. It may be difficult for readers to evaluate our senior management team and their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business.

If advertisers or the viewing public do not accept, or lose interest in, our planned interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities, and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America is relatively new and its potential is uncertain. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness. If a substantial number of advertisers lose interest in advertising on our planned micro-broadcast digital media networks for these or other reasons or become unwilling to purchase advertising time slots on our planned network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.

We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non-advertising content. We do not produce or create any of the non-advertising content included in our programs. All of the non-advertising content is provided by third-party content providers, such as local television stations and television production companies. There is no assurance that we will be able to obtain non-advertising content on satisfactory terms, or at all. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients, and our business and results of operations could be materially adversely affected.

Because we may be dependent on a limited number of customers for a significant portion of our revenues, we may be vulnerable to the loss of major customers or delays in payments from these customers.

Given our limited operating history and the rapid growth of our industry, we may be dependent on a small number of customers. If we fail to sell our services to one or more key customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our micro-broadcast networks, our revenues could be unrealized or could decline and our operating results could be adversely affected.  In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our larger customers is significantly delinquent with their payments, our financial condition may be materially and adversely affected.

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America, we may lose our market share, and our intended profitability may be adversely affected.

We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources, and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, which could have a material and adverse effect on our ability to manage our business, our revenues and net income. Further, we may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets that would restrict our operations, and the sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on consumer spending and advertising trends in North America. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, customers may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud are defined in North America, but we may not be able to properly screen out unlawful content. In addition, if the security of our customer management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our customer management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers and our advertising clients may be less willing to place advertisements on our planned network.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

Insurance companies offer limited business insurance products and do not, to our knowledge, offer business liability insurance suitable to management. While business disruption insurance is available, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for director’s liability and fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our development operations. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations. We endeavor to comply with applicable laws, including by requesting relevant documents from advertisers. However, we cannot assure that each advertisement that an advertiser or advertising agency client provides to us and which we include in our micro- broadcast network programs is in compliance with relevant advertising laws and regulations, or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. We cannot assure that we will be able to properly review advertising content for compliance with applicable standards.

Risks Related to Regulation of Our Business and to Our Structure

We may become, or be deemed to be, a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2015, we do not expect to be a PFIC for 2016, and we do not expect to become one in the future. However, there can be no assurance in this regard. If we become, or are deemed to be, a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. investors. For example, U.S. investors would become subject to increased tax liabilities under U.S. federal income tax laws and regulations and would become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2016 or any future taxable year.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Our reporting and functional currency is the U.S. dollar. However, a substantial portion of the expenses of our operating subsidiaries, Qeyos and Wuxi, is denominated in Canadian dollars. The value of Canadian currency against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect any U.S. dollar-denominated investments we may make in the future. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Risks Relating to our Management

Because our president controls a large percentage of our outstanding shares, he has the ability to influence matters affecting our shareholders.

Our president and chief executive officer, Ross Tocher, beneficially owns more than 40% of our issued and outstanding common shares and all of our outstanding preferred shares which also carry voting rights. As a result, he has the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of securities. Because he controls such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our president and chief executive officer, Mr. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing abilities, of our senior executives and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities. If one or more of our senior executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members.

As all of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors or officers.

All of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company, officers, and directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Because our directors and officers are free to devote time to other ventures, shareholders may not agree with their allocation of time.

Our executive officers and directors devote only that portion of their time to our business which, in their judgment and experience, is reasonably required for the management and operation of our business. Management may have conflicts of interest in allocating management time, services and functions among our company and any present and future ventures which are or may be organized by our officers or directors and/or their affiliates.  Management will not be required to direct us as their sole and exclusive function, and they may have other business interests and engage in other activities in addition to those relating to us.

Our board of directors may change our operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm our business and results of operations, and the value of our common shares.

Our board of directors has the authority to modify or waive certain of our current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our common shares. Such changes could have a material adverse effect on our financial position or otherwise.

Our Articles of Association contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Association contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them in a civil, criminal or administrative action or proceeding to which they are made a party by reason of their being or having been a director or officer of our company.

Risks Relating to Our Common Shares

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Our common shares are illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common shares and we can provide no assurance to investors that a liquid market will develop. If a market for our common shares does not develop, our shareholders may not be able to re-sell the common shares that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of 400,000,000 common shares with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

Penny stock rules will limit the ability of our shareholders to sell their common shares.

The Securities and Exchange Commission (the “SEC”) has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common shares.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our common shares.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

We do not intend to pay dividends on any investment in our common shares.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in our share price. This may never happen and investors may lose all of their investment in our company.

DISCLOSURE OF OUTSTANDING SHARE DATA

Our common shares are listed for trading on the Canadian Securities Exchange under the symbol “QMI” and quoted for trading on the Pink Sheets operated by OTC Markets under the symbol “QWIKF”. As of August 29, 2019, our outstanding share capital was as follows:

Class of Shares	Par Value	Number Authorized		Number Issued
Common	$0.001	400,000,000		71,128,456
Preferred Shares	$0.001	100,000,000	(1)	9,891,800 Class A

(1)	25,000,000 preferred shares have been designated as Class A Preferred Shares

Stock Option Plan

As at August 29, 2019, the following stock options were outstanding:

Number Outstanding	Exercise Price	Expiry Date
1,000,000	$0.20	September 4, 2020
2,580,000	$0.07	June 7, 2022
3,580,000

We have no outstanding warrants or other securities that are convertible into common shares.

ADDITIONAL INFORMATION

We file annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with Canadian securities regulatory authorities are available to the public on the SEDAR website at http://www.sedar.com.

APPROVAL

The Board of Directors of Qwick Media Inc. has approved the disclosure contained in this annual Management Discussion and Analysis.